UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COVIDIEN DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

3b Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$522,472,033	$29,154

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 18,016,277 outstanding shares of Common Stock of VNUS Medical Technologies, Inc. at a purchase price of $29.00 cash per share. Such number of outstanding shares of Common Stock represents the total of 16,234,156 issued and outstanding shares of Common Stock, outstanding options with respect to 1,063,784 shares of Common Stock and restricted stock units with respect to 718,337 shares of Common Stock, in each case as of May 13, 2009.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,154
Form or Registration No.:	Schedule TO-T
Filing Party:	Covidien Group S.a.r.l.
Date Filed:	May 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on June 1, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on May 18, 2009, as amended (the “Schedule TO”), and relates to a tender offer by Covidien Delaware Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase for Cash dated May 18, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 9:00 a.m. (New York City time) on June 17, 2009. The Depositary for the Offer has advised Parent and the Offeror that as of 9:00 a.m. (New York City time) on June 17, 2009, approximately 13,998,147 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 86.19% of the 16,241,523 outstanding Shares as of 9:00 a.m. (New York City time) on June 17, 2009. Additionally, the Depositary has advised Parent and the Offeror that an additional 955,552 Shares had been tendered by notice of guaranteed delivery. The Offeror has accepted for payment all Shares validly tendered in the Offer (but not including any Shares tendered by notice of guaranteed delivery).

Pursuant to the terms of the Merger Agreement, the Offeror has exercised its option to purchase directly from the Company an additional number of Shares sufficient to give the Offeror ownership of at least 90% of the Company’s then outstanding Shares, when combined with the Shares purchased by the Offeror in the Offer. On June 17, 2009, the Offeror purchased an additional 6,192,239 Shares from the Company at a purchase price of $29.00 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery), represented at least 90% of outstanding Shares.

Pursuant to the terms of the Merger Agreement, the Offeror merged with and into the Company through a short-form merger under Delaware law, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Offeror or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $29.00 in cash per outstanding Share, without interest, less any applicable withholding taxes.

On June 17, 2009, Covidien plc, the parent company of Parent and the Offeror, issued a press release announcing the completion of the Offer and the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien Ltd. and VNUS Medical Technologies, Inc., dated May 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien Ltd. on May 8, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on May 18, 2009.*

(a)(5)(C)	Complaint filed by Diegel Living Trust, individually and on behalf of all others similarly situated, on May 28, 2009, in the Superior Court of the State of California, Santa Clara County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by VNUS Medical Technologies, Inc. on June 1, 2009).*

(a)(5)(D)	Press Release issued by Covidien plc, dated June 17, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and VNUS Medical Technologies, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and certain stockholders of VNUS Medical Technologies, Inc. *

(d)(3)	Confidentiality and Standstill Agreement, dated as of February 3, 2009, by and between Tyco Healthcare Group LP and VNUS Medical Technologies, Inc.*

(d)(4)	Guaranty, dated as of May 7, 2009, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIDIEN GROUP S.A.R.L.

Dated: June 17, 2009	By:	/s/ MICHELANGELO F. STEFANI
	Name:	Michelangelo F. Stefani
	Title:	General Manager

COVIDIEN DELAWARE CORP.

Dated: June 17, 2009	By:	/s/ JOHN W. KAPPLES
	Name:	John W. Kapples
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien Ltd. and VNUS Medical Technologies, Inc., dated May 8, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien Ltd. on May 8, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on May 18, 2009.*

(a)(5)(C)	Complaint filed by Diegel Living Trust, individually and on behalf of all others similarly situated, on May 28, 2009, in the Superior Court of the State of California, Santa Clara County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by VNUS Medical Technologies, Inc. on June 1, 2009).*

(a)(5)(D)	Press Release issued by Covidien plc, dated June 17, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and VNUS Medical Technologies, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of May 7, 2009, by and between Covidien Group S.a.r.l., Covidien Delaware Corp. and certain stockholders of VNUS Medical Technologies, Inc. *

(d)(3)	Confidentiality and Standstill Agreement, dated as of February 3, 2009, by and between Tyco Healthcare Group LP and VNUS Medical Technologies, Inc.*

(d)(4)	Guaranty, dated as of May 7, 2009, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously Filed